SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 42)*

Under the Securities Exchange Act of 1934

PACIFIC AIRPORT GROUP

(Name of Issuer)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)

SERIES B SHARES

(Title of Class of Securities)

400506101

(CUSIP Number)

Marlene Finny de la Torre

Chief Financial Officer of Grupo México, S.A.B. de C.V.

Attorney-in-Fact of Infraestructura y Transportes México, S.A. de C.V.

Grupo México, S.A.B. de C.V.

Campos Elíseos No. 400

Colonia Lomas de Chapultepec

México City, México 11000

011-5255-1103-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 400506101

1.	NAMES OF REPORTING PERSONS Grupo México, S.A.B. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000 (See Item 5)
	8.	SHARED VOTING POWER 38,131,130 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 10,000 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 38,131,130 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,141,130 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%**
14.	TYPE OF REPORTING PERSON (see instructions) CO

**

The Reporting Persons note that the number set forth in Row (11) represents 7.3% of the total outstanding Issuer Equity Shares based on the Issuer’s report on Form 20-F for the fiscal year ended December 31, 2020.

CUSIP No. 400506101

1.	NAMES OF REPORTING PERSONS Infraestructura y Transportes México, S.A. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)
	8.	SHARED VOTING POWER 38,131,130 (See Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10.	SHARED DISPOSITIVE POWER 38,131,130 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,131,130 (See Item 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14.	TYPE OF REPORTING PERSON (see instructions) CO

This Amendment No. 42 (this “Amendment No. 42”) is being filed by Grupo México, S.A.B. de C.V. (“Grupo México”) and Infraestructura y Transportes México, S.A. de C.V., Grupo México’s 75.0%-owned subsidiary (“ITM” and together with Grupo México, the “Reporting Persons”), with respect to the Series B Shares, without par value (the “Shares”), of Pacific Airport Group (the “Issuer”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on July 9, 2010, as further amended on July 12, 2010, July 13, 2010, August 13, 2010, August 25, 2010, September 22, 2010, October 12, 2010, January 25, 2011, February 16, 2011, March 15, 2011, April 12, 2011, June 14, 2011, July 6, 2011, July 13, 2011, July 28, 2011, August 11, 2011, October 3, 2011, November 14, 2011, December 5, 2011, January 30, 2012, April 10, 2013, April 18, 2013, April 25, 2013, November 14, 2013, January 27, 2014, March 11, 2014, April 2, 2014, July 2, 2014, August 12, 2014, September 8, 2014, October 7, 2014, April 6, 2015, September 14, 2015, October 19, 2015, February 1, 2016, March 3, 2016, April 20, 2016, May 26, 2017, January 9, 2018, October 17, 2018, December 24, 2019 and February 19, 2021 (collectively with this Amendment No. 42, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and supplemented by adding the following:

Annex I hereto sets forth the name, business address, title, present principal occupation or employment of each director and executive officer on the date hereof of ITM. The information set forth in Annex I hereto is incorporated herein by reference.

During the past five years, ITM has not, and, to the best of ITM’s knowledge, no person listed in Annex I hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby supplemented by adding the following:

(a, b) Since and including February 18, 2021, Grupo México has disposed of 7,080,626 Shares, as described in Item 5(c) below. As of the date hereof, Grupo México beneficially owns a total of 38,141,130 Shares, consisting of 10,000 Shares that Grupo México owns directly, and 38,131,130 Shares held by ITM. (References to “Shares” in this Item 5 include the Shares evidenced by ADSs beneficially owned by Grupo México). As of the date hereof, ITM beneficially owns a total of 38,131,130 Shares. The Shares directly owned by Grupo México and ITM represent approximately 0.01% and 8.6%, respectively, or 8.6% in the aggregate, of the total outstanding Shares, based on a total of 441,425,547 Shares outstanding as of December 31, 2020, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2020. Except to the extent described below, Grupo México has the sole power to vote or direct the vote of the 10,000 Shares that it owns directly, and has shared power to vote or direct the vote of the 38,131,130 Shares held by ITM. Except to the extent described below, ITM does not have the sole power to vote or direct the vote of any of the 38,131,130 Shares that it owns directly, and has shared power to vote or direct the vote of such Shares. Grupo México has the sole power to dispose or direct the disposition of the 10,000 Shares that it owns directly, and has shared power to dispose or direct the disposition of the 38,131,130 Shares held by ITM. ITM does not have the sole power to dispose or direct the disposition of any of the 38,131,130 Shares that it owns directly, and has shared power to dispose or direct the disposition of such Shares. Grupo México’s beneficial ownership of 38,141,130 Shares represents 7.3% of the total outstanding Issuer Equity Shares, based on a total of 525,575,547 Issuer Equity Shares outstanding as of December 31, 2020, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2020.

(c) The table below sets forth the transactions in Shares since and including February 18, 2021 by the Reporting Persons. All such transactions were open market sales by Grupo México or ITM, as applicable, of Shares on the Mexican Stock Exchange in Mexican pesos. The amounts reported in the “Weighted Average Price Per Share” column below reflect a weighted average price for the Shares sold on the particular day. Certain Shares were sold in multiple transactions on one day, each at a price within the range of prices set forth in the “Range of Prices” column below. The Reporting Persons undertake to provide to the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold within the range of prices set forth below.

Date of Transaction	Number of Shares Sold		Daily Weighted Average Price Per Share (U.S.$)*		Daily Range of Prices (U.S.$)*
2/18/2021	20,685	***	10.36	**	10.34-10.42	**
2/19/2021	59,288	***	10.32	**	10.28-10.44	**
2/22/2021	96,402	***	10.14	**	10.13-10.17	**
2/23/2021	103,575	***	10.32	**	10.23-10.52	**
2/24/2021	83,873	***	10.51	**	10.40-10.62	**
2/25/2021	86,279	***	10.25	**	10.07-10.42	**
2/26/2021	111,405	***	10.14	**	10.07-10.23	**
3/1/2021	225,000	***	10.37	**	10.28-10.45	**
3/2/2021	266,694	***	10.56	**	10.30-10.71	**
3/3/2021	58,555	***	10.72	**	10.50-10.83	**
3/4/2021	161,145	***	10.79	**	10.55-10.93	**
3/5/2021	282,950	***	10.65	**	10.56-10.75	**
3/8/2021	98,905	***	10.55	**	10.50-10.65	**
3/10/2021	180,972	***	10.62	**	10.62-10.67	**
3/11/2021	157,407	***	10.95	**	10.92-11.06	**
3/12/2021	141,357	***	11.09	**	10.87-11.21	**
3/16/2021	264,455	***	11.28	**	11.25-11.40	**
3/17/2021	235,226	***	11.54	**	11.43-11.69	**
3/18/2021	237,209	***	11.48	**	11.27-11.80	**
3/19/2021	244,039	***	11.06	**	10.97-11.27	**
3/22/2021	94,576	***	11.01	**	10.93-11.08	**
3/23/2021	1,495	***	10.80	**	10.79-10.81	**
3/24/2021	6,676	***	10.52	**	10.51-10.55	**
3/31/2021	104,053	***	10.38	**	10.28-10.49	**
4/5/2021	281,760	***	10.50	**	10.40-10.91	**
4/6/2021	230,217	***	10.72	**	10.57-10.77	**
4/7/2021	106,590	***	10.77	**	10.65-10.84	**
4/8/2021	219,505	***	10.95	**	10.79-11.12	**
4/9/2021	81,152	***	10.96	**	10.88-11.05	**
4/12/2021	200,957	***	10.59	**	10.52-10.66	**
4/13/2021	167,656	***	10.70	**	10.50-10.85	**
4/14/2021	99,898	***	10.80	**	10.72-10.89	**
4/15/2021	103,835	***	10.78	**	10.70-10.85	**
4/16/2021	115,046	***	10.76	**	10.64-10.82	**
4/19/2021	4,873	***	10.62	**	10.63-10.76	**
4/20/2021	5,000	***	10.47	**	10.46-10.47	**
4/21/2021	125,000	***	10.67	**	10.50-10.77	**
4/22/2021	125,914	***	10.84	**	10.84-10.90	**
4/23/2021	101,353	***	10.97	**	10.82-11.04	**
4/26/2021	85,110	***	10.69	**	10.63-10.80	**
4/27/2021	134,018	***	10.67	**	10.63-10.78	**
4/28/2021	22,017	***	10.61	**	10.57-10.69	**
4/29/2021	99,884	***	10.53	**	10.47-10.75	**
4/30/2021	30,689	***	10.44	**	10.37-10.52	**
5/4/2021	80,000	***	10.53	**	10.50-10.59	**
5/5/2021	88,641	***	10.61	**	10.57-10.64	**
5/6/2021	307,372	***	10.77	**	10.71-10.82	**
5/7/2021	405,000	***	10.80	**	10.73-10.96	**
5/10/2021	276,083	***	11.20	**	10.83-11.37	**
5/11/2021	175,000	***	11.16	**	11.05-11.21	**
5/12/2021	85,835	***	11.05	**	10.98-11.11	**

*	Prices do not include broker commissions.

**	Reported prices reflect conversion into U.S. dollars based upon the peso/dollar exchange ratio at close for such date (as reported by Bloomberg L.P.).
***	Shares sold by ITM.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth herein is true, complete and correct.

Dated as of: May 25, 2021

GRUPO MÉXICO, S.A.B. DE C.V.

By:	/s/ Marlene Finny de la Torre
	Name:	Marlene Finny de la Torre
	Title:	Chief Financial Officer

By:	/s/ Miguel Valdés Neaves
	Name:	Miguel Valdés Neaves
	Title:	Attorney-in-Fact

INFRAESTRUCTURA Y TRANSPORTES MÉXICO, S.A. DE C.V.

By:	/s/ Xaxier García de Quevedo Topete
	Name:	Xaxier García de Quevedo Topete
	Title:	Attorney-in-Fact

By:	/s/ Mauricio Ibañez Campos
	Name:	Mauricio Ibañez Campos
	Title:	Attorney-in-Fact

Annex I

INFRAESTRUCTURA Y TRANSPORTES MÉXICO

Directors and Executive Officers

DIRECTORS AND EXECUTIVE OFFICERS OF INFRAESTRUCTURA Y TRANSPORTES MÉXICO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Infraestructura y Transportes México. Each such person is a citizen of Mexico.

Name of Director or Executive	Business Address	Title	Present Principal Occupation or Employment
Germán Larrea Mota Velasco	Campos Eliseos No. 400, Fl 12, Col. Lomas de Chapultepec, C.P. 11000 Mexico City	Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer of Grupo México

Alfredo Casar Pérez	Bosques de Ciruelos No. 99 - Fl 4, Col. Bosques de las Lomas, C.P. 11700 Mexico City	Director	Chief Executive Officer of Ferrocarril Mexicano, S.A. de C.V.

Arturo Elias Ayub	Lago Zurich No. 245, Fl 15 Torre Carso, Col. Granada, C.P. 11529 Mexico City	Director	Corporate and International Banking Director of Teléfonos de México, S.A.B. de C.V.

Luis Roberto Frias Humphrey	Paseo de las Palmas No. 736, Col. Lomas de Chapultepec, C.P. 11000 Mexico City	Director	Strategic Alliances Communications Director of Grupo Financiero Inbursa, S.A.B. de C.V.

Roberto Slim Seade	Londres 130, Zona Rosa, Col. Juárez, C.P. 06600 Mexico City	Director	General Director of Ostar Grupo Hotelero